Filed Pursuant to Rule 424(b)(3)

Registration No. 333-191880

Prospectus Supplement No. 1

(to Prospectus dated November 6, 2013)

CELSUS THERAPEUTICS PLC

27,264,086 Ordinary Shares

This prospectus supplement supplements the prospectus, dated November 6, 2013 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-191880). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our current report on Form 6-K, filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2014, respectively (the “Current Report”). Accordingly, we have included the information contained in the Current Report in this prospectus supplement.

The Prospectus and this prospectus supplement relate to the sale or other disposition from time to time of up to 27,264,086 ordinary shares, par value £0.01 per share (the “Ordinary Shares”), represented by American Depository Shares, or ADSs, in the ratio of ten Ordinary Shares to one ADS, which are held by the selling shareholders named in the Prospectus. The Ordinary Shares represented by ADSs that may be offered for sale by the Selling Shareholders pursuant to the Prospectus and this prospectus supplement represent (i) 21,958,302 Ordinary Shares sold by us to certain accredited investors in a private placement consummated in September 2013 (the “September 2013 Financing”), (ii) up to 4,046,692 Ordinary Shares issuable by the registrant as a result of price protection provisions from investment agreements among us and previous investors that were triggered by the September 2013 Financing, and (iii) an additional 1,259,092 Ordinary Shares issuable upon exercise of outstanding warrants as a result of anti-dilution adjustments in such warrants. We are not selling any Ordinary Shares under the Prospectus and this prospectus supplement and will not receive any of the proceeds from the sale or other disposition of shares by the selling shareholders.

This prospectus supplement should be read in conjunction with the Prospectus and the prospectus supplement dated November 6, 2013. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus and the prospectus supplement dated November 6, 2013. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are quoted on the NASDAQ Capital Market under the symbol “CLTX”.

Investing in our ordinary shares and ADSs involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 5, 2014

Celsus Therapeutics Announces the Closing of $9.2 Million Public Offering and Full Exercise of Underwriter’s Option to Purchase Additional ADSs

On February 5, 2014, Celsus Therapeutics Plc (the “Company”) announced the closing of its previously announced public offering of 1,533,333 American Depository Shares (“ADSs”) on the NASDAQ Capital Market at a price of $6.00 per ADS. The final number of ADSs includes the full exercise by the underwriter of its option to purchase 200,000 additional ADSs. Each ADS represents ten of the Company’s ordinary shares. The gross proceeds from this offering, including from the exercise of the over-allotment option, before underwriting discounts and commissions and other offering expenses, are expected to be approximately $9,200,000. Celsus’s ADSs are listed on the NASDAQ Capital Market under the trading symbol "CLTX" and began trading there on January 31, 2014. In connection with its listing on the NASDAQ Capital Market, the ADSs ceased trading on the OTCQB on January 30, 2014.